UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Barnes & Noble Education, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06777U101

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, NY 10011

(212) 633-3300

with a copy to:

Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, New York 10104
Attention: Jay M. Dorman
Telephone (212) 541-2018

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 25, 2018 -May 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Leonard Riggio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,399,781
	8	SHARED VOTING POWER

4,223,642
	9	SOLE DISPOSITIVE POWER

2,399,781
	10	SHARED DISPOSITIVE POWER

4,223,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,623,423
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

14.1%
14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSONS The Riggio Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,759,508
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

2,759,508
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,759,508
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.9%
14	TYPE OF REPORTING PERSON

OO

Introductory Statement

This Amendment No. 2 to Schedule 13D is being filed by Leonard Riggio (“Mr. Riggio”) and The Riggio Foundation (collectively, the “Reporting Persons”), to amend and supplement the Items specified below in Mr. Riggio’s Schedule 13D, as previously amended, with respect to the common stock, $0.01 par value (“Common Stock”), of Barnes & Noble Education, Inc., a Delaware corporation (the “Company”).

Item 4.	Purpose of the Transaction.

The information in Item 5(c) below is incorporated herein by reference. The Reporting Persons may, from time to time, sell additional shares of Common Stock in open-market or privately negotiated transactions, based on market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentages used herein are calculated based upon the 46,914,466 shares of Common Stock issued and outstanding as of February 16, 2018, as reported in the Company’s Form 10-Q for the quarterly period ended January 27, 2018, filed with the Securities and Exchange Commission on March 1, 2018. The share amounts used herein are as of May 16, 2018 after giving effect to the sales reported in (c) below.

Mr. Riggio is the beneficial owner of 6,623,423 shares, or 14.1%, of Common Stock. Mr. Riggio is the direct beneficial owner of 2,399,781 shares of Common Stock. Mr. Riggio has the sole power to vote and dispose of all of such directly owned shares. Mr. Riggio and his wife, Louise Riggio (“Mrs. Riggio”), are the indirect beneficial owners of the 1,464,134 shares of Common Stock owned by LRBKS Holdings, Inc. (“LRBKS”), a Delaware corporation beneficially owned by Mr. and Mrs. Riggio, and have the power to direct the vote and disposition of the shares owned by LRBKS. Mr. Riggio and Mrs. Riggio are the indirect beneficial owners of 2,759,508 shares of Common Stock as co-trustees of The Riggio Foundation, a charitable trust in which neither Mr. or Mrs. Riggio, nor any of their family members or affiliates, have any pecuniary interest. Mr. and Mrs. Riggio have the power to direct the vote and disposition of the shares owned by The Riggio Foundation.

(c) Between April 25, 2018 and May 15, 2018, The Riggio Foundation sold an aggregate of 343,586 shares of Common Stock in multiple open market transactions at per share prices ranging from $6.02 to $7.57, inclusive, with a weighted average price of approximately $7.025 per share. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the details of the foregoing sales transactions, including the number of shares sold at each separate price within the foregoing ranges.

Except as described herein, the Reporting Persons have not effected any transactions in the Common Stock of the Company during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2018

/s/ Leonard Riggio
Leonard Riggio, Individually and as Trustee of The Riggio Foundation

5